Exhibit 99.1

N   E   W   S         R   E   L   E   A   S   E

Siyata Mobile Announces Second Quarter 2021 Financial Results

Vancouver, BC – October 14, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, announces its financial results for the three months ended June 30, 2021. All amounts are in U.S. dollars unless otherwise indicated.

Key Financial Highlights for the Three Months ended June 30, 2021

●	Revenues for the three months ended June 30, 2021 were $356,979 compared to $2,130,981 in the prior year period. This negative variance of $1,774,002 (-83%) is due mainly to a one-time merchandise return from a customer in Q2 2021 in the amount of $1,130,128. Without this return, year-over-year sales would have decreased by 30.2% to $1,487,107.

●	Revenues for the six months ended June 30, 2021 were $4,388,954 compared to $4,414,031 in the prior year period. This negative variance of $25,077 (1%) is due mainly to the aforementioned one-time merchandise return from a customer in Q2 2021. Without this return, year-over-year sales would have increased by 25% to $5,519,082. This increase relates to the 152% increase in booster sales in the United States, specifically in the industrial marketplace, offset by a decrease in sales of rugged handsets.

●	Adjusted EBITDA for the three months ended June 30, 2021 was ($4,607,747) versus ($541,721) in the prior year period, a negative variance of $4,066,026. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

●	The Company experienced a net loss for the three months ended June 30, 2021 of ($10,862,538) compared to net loss of ($627,004) in the prior year period, a negative variance of ($10,235,534.). However, there were several non-cash, non-recurring items in the quarter, including an inventory impairment of $1.8M, intangible impairment of $4.3M, and goodwill impairment of $0.8M. The adjusted net loss would have been $3.9M if these non-cash, non-recurring items were excluded.

●	Siyata ended the quarter with $5,819,387 in cash and restricted cash, and $5,355,098 in working capital.

Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships, key new sale hires, and expanded product offerings into North America. The COVID-19 pandemic slowed the Company’s growth plans for 2021 through the second quarter, however business has since resumed in all three product categories. Management is hopeful that this momentum will continue and will continue to leverage its key sales channels with its expanded and refreshed product offerings.

Uniden® UV350 | Many large-scale programs were delayed due to the pandemic, thereby creating pent up demand for this disruptive solution. Active engagements, including many customer trials, have resumed in 2021 and should translate into robust growth in this product line.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America, including those in construction, transport & logistics, manufacturing, energy & utility, public safety, and the federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata will expand its footprint in this product category with the launch of the SD7 device, expected to launch in Q4 2021 in North America and in 2022 in Europe. The SD7 is a next generation device and Siyata’s first mission-critical push-to-talk (MCPTT) handset.

Cellular Boosters | The pandemic has helped fuel strong demand for Siyata’s boosters in 2020 and the first half of 2021. Siyata believes this momentum will accelerate in 2021 with programs with existing customers and expanding opportunities in new verticals. For the first six months of 2021, booster sales increased 152% in the United States, specifically in the industrial marketplace, versus the same period in the prior year.

“While we are disappointed with our financial performance for the quarter, we continue to believe that we are on the path for strong organic growth in the coming quarters coupled with higher gross margins,” commented Siyata CEO Marc Seelenfreund. “I reiterate, our goal remains to deliver to our shareholders strong year-over-year revenue growth and to reach profitability in the coming quarters.”

Conference Call

Siyata management will also host a conference call at 8:30 a.m. ET on Friday, October 15th to review financial results and provide an update on corporate developments. Following management’s formal remarks, there will be a question-and-answer session.

To listen to the conference call, interested parties within the U.S. should dial 1-866-777-2509 (domestic) or 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Siyata Mobile conference call. Participants can also pre-register for this event using the following link: https://dpregister.com/sreg/10156672/e8a82e4800

The conference call will also be available through a live webcast that can be accessed at

https://services.choruscall.com/mediaframe/webcast.html?webcastid=o7l00rI1

The webcast replay will be available until January 15, 2022 and can be accessed through the above link or the Company’s website.

About Siyata

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), which Siyata utilizes to assess the financial performance of its business that is not a measure recognized under International Financial Reporting Standards (“IFRS”). This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For a reconciliation of Adjusted EBITDA to Net Income (Loss), see the reconciliation table below.

(Note: All figures in table below in USD)

	Unaudited	Unaudited
	Q2 2021	Q2 2020
Net Loss	(10,862,538)	(627,004)
Addbacks:

Finance expenses	591,827	479,519
Foreign exchange loss (income)	(183,891)	(760,225)
Amortization and Depreciation	347,603	304,165
Intangible asset impairment	4,322,799	-
Impairment of goodwill	819,454	-
Share-based payments	356,999	61,824

Adjusted EBITDA	(4,607,747)	(541,721)

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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